Exhibit 99.1

GRUPO AEROMEXICO, S.A.B. DE C.V.

(52) 55-9132-4000

aminvestorrelations@aeromexico.com

Grupo Aeromexico Reports Resolutions Approved at the Annual Ordinary Shareholders’ Meeting Held on April 30, 2026

Mexico City, April 30, 2026. Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico”) (BMV & NYSE: AERO) reports that the Annual Ordinary Shareholders’ Meeting held on April 30, 2026, in Mexico City approved the resolutions summarized below:

Annual Ordinary Shareholders’ Meeting

Summary of Resolutions

1.	The following reports and opinions relating to fiscal year 2025 were presented and approved in their entirety:

i.

The Chief Executive Officer’s report to the Board of Directors, accompanied by the external auditor’s report, regarding the Company’s operations and results, as well as the opinion of the Board of Directors on the content of such report.

ii.	The Board of Directors’ report on the principal accounting policies and criteria and information policies followed in the preparation of the Company’s financial information.

iii.	The report on the activities and transactions in which the Board of Directors participated.

iv.	The report of the Audit and Corporate Governance Committee on its activities during fiscal year 2025.

2.	The Company’s tax audit report for fiscal year 2024 was approved in compliance with Article 76, Section XIX, of the Mexican Income Tax Law.

3.	The Company’s consolidated audited financial statements as of December 31, 2025 were approved in all respects.

4.

In accordance with the proposal of the Board of Directors, and considering that the consolidated audited financial statements of the Company and its subsidiaries for the year ended December 31, 2025 reflect net income, it was resolved to allocate such net income to retained earnings, while the balances of the Company’s legal reserve and reserve for the acquisition of treasury shares, as applicable, shall remain as reflected in the aforementioned financial statements.

5.

The report regarding the status of the Company’s share repurchase program was presented. Such report states that the share repurchase program is currently suspended and shall only be resumed if so determined by the Board of Directors, in which case the Company’s General Shareholders’ Meeting would be informed accordingly.

6.

The actions of the Board of Directors during fiscal year 2025, as well as from January through April 2026, were approved, and the members of the Board of Directors, as well as the non-member secretary and assistant secretary thereof, were released from any liability they may have incurred in the lawful performance of their duties through the date of the Meeting.

7.

The appointment of Myriam Guadalupe de la Vega Arizpe as a regular member of the Company’s Board of Directors was approved pursuant to the formal proposal made by the Mexican investors, effective as of the date of the Meeting.

8.	It was resolved that the Company’s Board of Directors shall be comprised as follows:

Regular Directors

Francisco Javier de Arrigunaga Gómez del Campo

Andrés Borrego y Marrón

Peter W. Carter

Andrés Conesa Labastida

Antonio Cosío Pando

Luis Fernando Gerardo de la Calle Pardo

Myriam Guadalupe de la Vega Arizpe

Valentín Diez Morodo

Jorge Esteve Recolons

Bogdan Ignashchenko

Donald Lee Moak

Antoine George Munfakh

Eduardo Tricio Haro

Jorge Andrés Vilches Martínez

Michael J. Wartell

9.

It was recorded that Donald Lee Moak, Jorge Andrés Vilches Martínez, Michael J. Wartell, Luis de la Calle Pardo, Francisco Javier de Arrigunaga Gómez del Campo, and Myriam Guadalupe de la Vega Arizpe qualify as independent directors.

10.

Francisco Javier de Arrigunaga Gómez del Campo was ratified as chairman of the Board of Directors. Ernesto Gómez Pombo was ratified as non-member secretary of the Company’s Board of Directors, and Daniel Martínez Martínez was ratified as non-member assistant secretary of such corporate body.

11.

Andrés Conesa Labastida was ratified as Chief Executive Officer of the Company, Ricardo Javier Sánchez Baker was ratified as Chief Financial Officer and Executive Vice President of the Company, and the appointment and ratification of the members of the Company’s Committees were approved, which were composed as follows:

i.	Executive Committee: Eduardo Tricio Haro (chair), Peter W. Carter, Antoine George Munfakh, Francisco Javier de Arrigunaga Gómez del Campo, Andrés Conesa Labastida and Michael J. Wartell.

ii.	Audit and Corporate Governance Committee: Luis de la Calle Pardo (chair), Donald Lee Moak, Jorge Andrés Vilches Martínez and Myriam Guadalupe de la Vega Arizpe.

iii.	Safety & Security Committee: Donald Lee Moak (chair), Jorge Andrés Vilches Martínez, Jorge Esteve Recolons, Francisco Javier de Arrigunaga Gómez del Campo and Andrés Conesa Labastida.

iv.

Nominations and Compensation Committee: Antonio Cosío Pando (chair), Peter W. Carter, Antoine George Munfakh, Francisco Javier de Arrigunaga Gómez del Campo, Michael J. Wartell and Myriam Guadalupe de la Vega Arizpe.

12.	The following compensation was approved:

(a)

Fees for non-independent members, except for Peter W. Carter, Antoine George Munfakh, Bogdan Ignashchenko, Andrés Borrego y Marrón and Andrés Conesa Labastida, who expressly waived their right to receive such fees: compensation in an amount equivalent to one “Centenario” gold coin for each regular meeting of the Board of Directors and each regular meeting of any supporting committee of which they are members and which they attend, as directors’ fees, delegating to the Nominations and Compensation Committee the authority to determine the terms and conditions regarding the payment of any amount required to be withheld as income tax; and

(b)

Annual compensation for independent members: (i) an annual amount of US$100,000.00 (one hundred thousand United States dollars), in cash, payable in four equal installments of US$25,000.00 (twenty-five thousand United States dollars) each, such amounts to be paid at the beginning of each quarter of the relevant fiscal year; and (ii) an annual amount of US$100,000.00 (one hundred thousand United States dollars), but in its equivalent in shares representing the Company’s capital stock, based on their book value or, if applicable, the per-share value determined by the Nominations and Compensation Committee, such annual amount to be payable in shares during the month of February of each fiscal year; provided that the Nominations and Compensation Committee is delegated the authority to determine the terms and conditions regarding the payment of such annual compensation and any amount required to be withheld as income tax.

13.

It was approved and ratified that the Nominations and Compensation Committee shall determine the compensation of the chairman of the Board of Directors, as well as that of the chairs and members of the Company’s Committees; and the payment of any other fees, expenses and other compensation that may be required or deemed advisable for the chairs and members of the Board of Directors and the Company’s Committees.

14.

Ernesto Gómez Pombo, Daniel Martínez Martínez, Cristina Toledo Guerrero, Alejandro Sainz Orantes, Santiago Alessio Robles Seguí, Bárbara Macías Ávila and Diego Aracen Irabien were appointed as special delegates of the Meeting to formalize the resolutions adopted therein.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V. is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, has its main hub at Terminal 2 of Mexico City International Airport. Its route network extends to Mexico, the United States, Canada, Central America, South America, Asia and Europe. The Group’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190 aircraft. Aeroméxico is a founding member of SkyTeam, an alliance celebrating 25 years and offering connectivity in more than 145 countries through its 18 member airlines.

www.aeromexico.com  www.skyteam.com

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